UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2

Real Estate Contacts, Inc.
(Name of Issuer)

COMMON STOCK, $0.00001 PAR VALUE
(Title of Class of Securities)

75585A201
(CUSIP Number)

June 23, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☑ Rule 13d-1(c)

☐ Rule 13d-1(d)

(Page 1 of 9 Pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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SCHEDULE 13G

CUSIP No. 75585A201	Page 2 of 9 Pages

1.	NAMES OF REPORTING PERSONS

Magna Equities II, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) ☐

(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0- (See Item 4)
	6.	SHARED VOTING POWER -0- (See Item 4)
	7.	SOLE DISPOSITIVE POWER 6,084,750*
	8.	SHARED DISPOSITIVE POWER -0- (See Item 4)

* Consists of Common Stock that the reporting person has the right to acquire by way of conversion of convertible promissory note(s) of the Issuer, subject to the right of the issuer to repay the note(s) as set forth in the terms of the note(s). See the Issuer’s filings with the Securities and Exchange Commission for additional information on the note(s).

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,084,750*

* Consists of Common Stock that the reporting person has the right to acquire by way of conversion of convertible promissory note(s) of the Issuer, subject to the right of the issuer to repay the note(s) as set forth in the terms of the note(s). See the Issuer’s filings with the Securities and Exchange Commission for additional information on the note(s).

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

9.99% (based on the total of 60,908,417 outstanding shares of Common Stock)

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO – limited liability company

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SCHEDULE 13G

CUSIP No. 75585A201

1.	NAMES OF REPORTING PERSONS

Joshua Sason

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) ☐

(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0- (See Item 4)
	6.	SHARED VOTING POWER -0- (See Item 4)
	7.	SOLE DISPOSITIVE POWER 6,084,750*
	8.	SHARED DISPOSITIVE POWER -0- (See Item 4)

* Consists of Common Stock that the reporting person has the right to acquire by way of conversion of convertible promissory note(s) of the Issuer, subject to the right of the issuer to repay the note(s) as set forth in the terms of the note(s). See the Issuer’s filings with the Securities and Exchange Commission for additional information on the note(s).

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,084,750*

* Consists of Common Stock that the reporting person has the right to acquire by way of conversion of convertible promissory note(s) of the Issuer, subject to the right of the issuer to repay the note(s) as set forth in the terms of the note(s). See the Issuer’s filings with the Securities and Exchange Commission for additional information on the note(s).

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

9.99% (based on the total of 60,908,417 outstanding shares of Common Stock)

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

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SCHEDULE 13G

CUSIP No. 75585A201

Item 1.

(a)	Name of Issuer Real Estate Contacts, Inc., a Florida corporation

(b)	Address of Issuer’s Principal Executive Offices 8955 US Highway 301 N., No. 192 Parrish, Florida 34219

Item 2.

(a)

Name of Person Filing

This Schedule 13G is being jointly filed by Magna Equities II, LLC, a New York limited liability company (“Magna Equities II”), and Joshua Sason (each, a “Reporting Person” and, collectively, the “Reporting Persons”) with respect to shares of common stock, $0.00001 par value, of the Issuer (the “Common Stock”) beneficially owned by Magna Equities II.

(b)	The address of the principal business office of each of the Reporting Persons is: 5 Hanover Square, New York, NY 10004.

(c)	Citizenship Magna Equities II is a New York limited liability company. Mr. Sason is a United States citizen.

(d)	Title of Class of Securities

Common Stock, $0.00001 par value

(e)	CUSIP Number

75585A201

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SCHEDULE 13G

CUSIP No. 75585A201

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

(a)	Amount beneficially owned:

The information required by Item 4(a) is set forth in Row 9 of the cover page for each Reporting Person hereto and is incorporated by reference for each such Reporting Person.

(b)	Percent of class:

The information required by Item 4(b) is set forth in Row 11 of the cover page for each Reporting Person hereto and is incorporated by reference for each such Reporting Person.

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SCHEDULE 13G

CUSIP No. 75585A201

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each Reporting Person hereto and is incorporated by reference for each such Reporting Person.

(ii)	Shared power to vote or to direct the vote

The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each Reporting Person hereto and is incorporated by reference for each such Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of

The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each Reporting Person hereto and is incorporated by reference for each such Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of

The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each Reporting Person hereto and is incorporated by reference for each such Reporting Person.

Magna Equities II is deemed to beneficially own the 6,084,750 shares of Common Stock, which are issuable upon conversion of certain outstanding principal and interest on convertible notes owned by Magna Equities II which notes contain beneficial owner blockers at 9.99%.

Mr. Sason is the Chief Executive Officer of Magna Equities II and owns all of the membership interests in Magna Equities II. Accordingly, Mr. Sason, subject to the limitations of the rights described above, has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of all securities owned directly by Magna Equities II, including, without limitation, the Common Stock. Mr. Sason does not directly own any shares of Common Stock. Under Rule 13d-3 under the Exchange Act, Mr. Sason may be deemed to beneficially own the shares of Common Stock owned directly by Magna Equities II. Magna Equities II is not a registered broker-dealer, and neither Magna Equities II nor any of its affiliates are an affiliate or an associated person of a registered broker-dealer.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

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SCHEDULE 13G

CUSIP No. 75585A201

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

Item 8. Identification and Classification of Members of the Group.

Not Applicable

Item 9. Notice of Dissolution of Group.

Not Applicable

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[Signatures on following page]

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SCHEDULE 13G

CUSIP No. 75585A201

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 25, 2015	Magna Equities II, LLC

	By:	/s/ Joshua Sason
Name: Joshua Sason Title: Managing Member

Joshua Sason

/s/ Joshua Sason
JOSHUA SASON

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SCHEDULE 13G

CUSIP No. 75585A201

EXHIBIT INDEX TO SCHEDULE 13G

EXHIBIT 1

Joint Filing Agreement, dated as of June 25, 2015, by and between Magna Equities II, LLC, and Joshua Sason.

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